Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 16 DATED APRIL 14, 2014
TO THE PROSPECTUS DATED MAY 6, 2013

This Supplement No. 16 supplements, and should be read in conjunction with, our prospectus dated May 6, 2013 as supplemented by Supplement No. 14 dated March 17, 2014 and Supplement No. 15 dated April 3, 2014. The purpose of this Supplement No. 16 is to disclose:

•	the status of our initial public offering; and

•	the co-origination of a first mortgage loan.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of April 11, 2014, we received and accepted subscriptions in our offering for 8.3 million shares, or $82.3 million, including 0.2 million shares, or $2.0 million, sold to an affiliate of NorthStar Realty Finance Corp., or our sponsor. As of April 11, 2014, 157.5 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Co-Origination of a First Mortgage Loan
On April 8, 2014, we, through a subsidiary of our operating partnership, completed an investment in a $75.0 million senior loan, or the senior loan, secured by a Hilton hotel located in Dallas, Texas, or the property. We initially originated a $70.0 million pari passu participation interest in the senior loan and on April 8, 2014, purchased, at cost, the remaining $5.0 million interest from an affiliate of our sponsor. Concurrently, the affiliate of our sponsor assigned all of its remaining rights in the senior loan to us and the associated participation agreement was terminated. We funded the senior loan with a combination of proceeds from our offering and an advance under our secured credit facility with Citibank, N.A.
The 500-room property also contains 34,800 square feet of meeting space and is located within the mixed-use office complex known as Lincoln Centre, which contains over 1.6 million square feet of rentable office space. In total, the Property contains 452,000 square feet and is managed by an affiliate of Hilton Hotels & Resorts, a leading global hospitality brand.
The senior loan bears interest at a floating rate of 5.05% over the one-month London Interbank Offered Rate. We will earn a fee equal to 0.75% of the outstanding principal amount of the senior loan at the time of repayment.
The initial term of the senior loan is 24 months, with three one-year extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of a fee equal to 0.25% of the amount being extended for the second and third one-year extensions. The senior loan may be prepaid during the first 20 months, provided the borrower pays an additional amount equal to the greater of (i) the remaining interest due on the amount prepaid through month 20 and (ii) 1.0% of the amount prepaid. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The loan agreement for the senior loan, or the senior loan agreement, requires the borrower to comply with various financial and other covenants. In addition, the senior loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, occurrence of an event of default relating to the collateral or a change in control of the borrower.
The loan-to-value ratio, or the LTV ratio, of the property is approximately 82%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination.
As of April 14, 2014, our portfolio consists of three senior mortgage loans with a combined principal amount of $139.7 million.

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